require modification to our racing engines and cars. These expenses are expected to continue, and may grow further, including as a result of any changes in Formula 1 regulations, which would negatively affect our results of operations.

The small number of car models we produce and sell may result in greater volatility in our financial results.

We currently depend on the sales of six range models, two special series and one limited edition supercar to generate our revenues. While we anticipate expanding our car offerings, we expect that a limited number of models will continue to account for a large portion of our revenues at any given time in the foreseeable future. Therefore, our future operating results depend upon the continued market acceptance of each model in our line-up. There can be no assurance that our cars will continue to be successful in the market. On average it takes about 40 months (approximately 33 months for M models) from the beginning of the development phase to start of production for a new model and the car development process is capital intensive. As a result, we would likely be unable to replace the revenue lost from one of our main car models if it does not achieve market acceptance. Furthermore, volatility in our revenues and profits is also affected by our "special series" and limited edition cars that we launch from time to time and are typically priced higher than our range models. There can be no assurance that we will be successful in developing, producing and marketing additional new cars that will sustain sales growth in the future.

Engine production revenues are dependent on Maserati's ability to sell its cars.

We produce V8 and V6 engines for Maserati. In particular, we have a multi-year arrangement with Maserati to provide V6 engines in an initial production run of up to 160,000 engines in aggregate through 2020, which, based on our discussions with Maserati, is expected to increase to up to 275,000 engines in aggregate through 2023 to cater to Maserati's planned expanded model range and sales volumes. While Maserati is required to compensate us for certain costs we may incur, such as penalties from our suppliers, in the event that the sales of Maserati cars decline, or do not increase at the expected rate, such an event would adversely affect our revenues from the sale of engines.

Our business is subject to changes in client preferences and automotive trends.

Our continued success depends in part on our ability to originate and define product and automotive trends, as well as to anticipate and respond promptly to changing consumer demands and automotive trends in the design, styling, technology, production, merchandising and pricing of our products. Our products must appeal to a client base whose preferences cannot be predicted with certainty and are subject to rapid change. Evaluating and responding to client preferences has become even more complex in recent years, due to our expansion in new geographical markets. If we misjudge the market for our products, we and our dealers may be faced with excess inventories for some cars and missed opportunities with others. In addition, there can be no assurance that we will be able to produce, distribute and market new products efficiently or that any product category that we may expand or introduce will achieve sales levels sufficient to generate profits. Any of these outcomes could have a material adverse effect on our business, results of operations and financial condition.

Global economic conditions may adversely affect us.

Our sales volumes and revenues may be affected by overall general economic conditions. Deteriorating general economic conditions may affect disposable incomes and reduce consumer wealth impacting client demand, particularly for luxury goods which may negatively impact our profitability and put downward pressure on our prices and volumes. Furthermore, during recessionary periods, social acceptability of luxury purchases may decrease and higher taxes may be more likely to be imposed on certain luxury goods including our cars, which may affect our sales. Adverse economic conditions may also affect the financial health and performance of our dealers in a manner that will affect sales of our cars or their ability to meet their commitments to us.

Many factors affect the level of consumer spending in the luxury performance car industry, including the state of the economy as a whole, stock market performance, interest and exchange rates, inflation, political

Assembly Line and Final Checks

The final assembly of our cars takes place in our new body-shop built in 2008. Assembly of our eight and 12 cylinder cars are carried out separately. For each model, the initial assembly operations take place simultaneously on different lines and sections to maximize efficiency.

Personalization and Road Tests

The final stage of our car production is the fitting of all bespoke interiors, components and special equipment options that our clients choose as part of our personalization program (see "Sports and GT Cars— Range Models and Special Series—Personalization Program and Tailor Made program"). After the personalization phase, every car completes a 40-kilometer road test-drive.

Finishing and Cleaning

After the road test all cars go to the finishing department. There, we thoroughly clean interior and exterior, check the whole car, polish and finish the bodies to give them their final appearance.

Manufacturing of Engines for Maserati

We have been producing engines for Maserati since 2003. The V8 engines that we historically produced and continue to produce for Maserati are variants of Ferrari families of engines and are mounted on Maserati's highest performing models, such as the Quattroporte (turbo engines), the Granturismo and the Grancabrio (aspirated engines). All of the V8 engines that we sell to Maserati are manufactured and assembled according to the same production processes we adopt for the V8s equipped on our cars (see "—Production Process"). In 2014, we sold approximately 800 V8 turbo engines and approximately 4,300 V8 aspirated engines to Maserati.

In 2011 we began producing a family of engines exclusively for Maserati, namely the F160 3.0-litre V6 Turbo engines, in much larger production volumes. Our arrangement with Maserati is currently governed by a framework agreement entered into in December 2014. Pursuant to this agreement, the initial production run consists of up to 160,000 engines in aggregate through 2020. Based on our discussions with Maserati, we expect the production run to increase to up to 275,000 engines in aggregate through 2023 to cater to Maserati's planned expanded model range and sales. Volumes and pricing are adjusted from time to time to reflect Maserati's changing requirements. Under the framework agreement, Maserati is required to compensate us for certain costs we may incur, such as penalties from our suppliers, if there is a shortfall in the annual volume of engines actually purchased by Maserati in that year. In 2014, we sold approximately 31,000 V6 engines to Maserati in three different versions, ranging from 330 hp to 410 hp.

In order to meet the V6 volumes and specifications requirements, we built a dedicated assembly facility at Maranello with a much higher level of industrialization compared to production of our V12 and V8 engines. Due to the larger volumes and product specifications, our make-or-buy strategy for the production of V6 F160 engines also differs from the one applicable to Ferrari engines. The vast majority of the engine components are sourced externally from our panel of suppliers (see "—Procurement") and then assembled in Maranello on our highly automatized V6 assembly line.

From the sale of engines to Maserati, we recorded net revenues of €251 million in 2014 and €98 million in the six months ended June 30, 2015.

Financial Services

We offer retail client financing for the purchase of our cars through Ferrari Financial Services S.p.A. ("FFS"). FFS, together with its subsidiaries, operates in our major markets, including UK, Germany and the United States. We also offer dealer financing through FFS in the United States. Until December 2014 we offered dealer financing in UK, Germany, Belgium and Switzerland and until May 2015 in Japan.

Through FFS, we offer a range of flexible, bespoke financial and ancillary services to clients (both new and recurrent) interested in purchasing a wide range of cars, from our current product range of Sports and GT